SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934 (Amendement No. )*

MVSI, Inc.
(Name of the Issuer)

Common Stock
(Title of Class Securities)

553888108
(CUSIP Number)

Hirata Corporation, 3-9-20 Togoshi, Shinagawa, Tokyo 142, Japan
Tel.: 03-3786-1226
(Name, Address and Telephone Number of Person Authorized to Receive notices and Communications)

                        December 15, 1997
         (Date of Event which Requires Filing of this Statement)


      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [].

Note : Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(b)(3) or (4) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any sbsequent amendment containing information which would alter diclosure in a prior page.

The information required on the remainder of this cover page shall be deemend to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to all other provisions of the Act (however, see the Notes)

CUSIP No.  553888108

=============================================================================
1) Name(s) of Reporting Person(s); S.S. or I.R.S. Identification No. of above Person

Hirarta Corporation, 3-9-20 Togoshi, Shinagawa, Tokyo 142, Japan
-----------------------------------------------------------------------------

2) Check the Appropriate Box if a Member of a Group (See Instructions)
     (a) [ ]
     (b) [x]
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3) SEC Use Only
-----------------------------------------------------------------------------
4) Source of Funds (See Instructions)
      WC   (Working Capital)
-----------------------------------------------------------------------------
5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items
   2(d) or 2(e)      [ ]
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6) Citizenship or Place of Organization
             JAPAN
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                       (7)  Sole Voting Power         1,000,000
Number of shares      -------------------------------------------------------
                       (8)  Shared Voting Power
Beneficially Owned    -------------------------------------------------------
                       (9)  Sole Dispositive Power    1,000,000
by Each Reporting     -------------------------------------------------------
                       (10) Shared Dispositive Power
Person with           -------------------------------------------------------
-----------------------------------------------------------------------------
11) Aggregate Amount Beneficially Owned by Each Reporting Person
                1,000,000
-----------------------------------------------------------------------------
12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
    Instructions)        [ ].
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13) Percent of Calss Represented by Amount in Row (11)
                             5.99%
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14) Type of Reporting Person
                  CO (Corporation)
-----------------------------------------------------------------------------

Item 1. Security and Issuer

        The securities acquired are shares of the common stock, $.01 par value, of MVSI, Inc. (MVSI), 8133 Leesburg, Suite 750, VA. 22182.

Item 2. Identity and Background

       (a) Hirata Corporation

       (b) 3-9-20 Togoshi, Shinagawa, Tokyo 142, Japan

       (c) Manufacturer of industrial production line and peripheral devices.

       (d) Neither the reporting person nor its beneficiary(ies) have been convicted in any criminal proceedings during the past five years.

       (e) Neither the reporting person nor its benificiary(ies) have been a party to a civil proceeding of a judicial or administrative body of the type contemplated by this item.

       (f) JAPAN

Item 3. Source and Amount of Funds or Other Consideration.
           Working Capital   $4,200,000.00

Item 4. Purpose of Transaction
        The securities were acquired for investment.

        Hirata Corporation does not have any plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 in Schedule 13D.

Item 5. Interest in Securities of the Issuer
        (a) Hirata Corporation beneficially owns 1,000,000 shares of common stock of MVSI, Inc. Which constitutes 5.99% of the total amount of stock in that class.

        (b) Hirata Corporation has the sole power to vote or direct the vote and sole power to dispose or direct the disposition of the MVSI, Inc. common stock.

        (c) On December 15, 1997, Hirata Corporation exercised 1,000,000 Warrants Class B, which entitled Hirata Corporation to purchase 1,000,000 shares of common stock $.01 par value, at an exercise price of $4.20 per shrare.

        (d)  Not applicable

        (e)  Not applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

        Hirata Corporation has no contracts, arrangements, understandings,or relationships with any person with respect to any securities of MVSI, Inc.

Item 7. Materials to be Filed as Exhibits.

               NONE

                     SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 27, 1998.

                                 Signature:  /s/ Hiroyuki Hirata
                                            ---------------------------------
                              Name/Title  :Hiroyuki Hirata, Managing Director